
navisyo

Lucie N. · 3rd

User Experience Specialist / Co-Founder of Navisyo / World Traveler / Expert in Budgeting & Financial Planning

Czechia · Contact info

500+ connections

Navisyo

Middlesex University

Experience

User Experience Specialist & Project manager

Navisyo · Full-time

Dec 2019 – Present · 2 yrs 1 mo

My role in the company is at this time focused on the User Experience area of Navisyo's marketplace. I have spent months studying all of our competitors' platforms throughout the world, looking for ways to simplify the users' experience in order to render it more user friendly while not compromising its essential functionalities. I have also analyzed extensively the mis steps that some of the biggest players in the industry have introduced onto their platforms. These missed opportunities have resulted in the creation of additional frustrations experienced by both the hosts and/or the guests. I am being involved on the day to day operation and oversight of the entire development of Navisyo's marketplace.

navisyo.com

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Project Assistant

World CC Project · Full-time

Jan 2016 – Nov 2019 · 3 yrs 11 mos

Prague, Czechia

At WCCP, we provided our clients and businesses with a measurable and affordable marketing solutions focused on increasing sales. This was achieved by offering the client a tailored all in one marketing solution which included consultancy services conducted by the CEO. I was involved in supporting all departments so I learned to analyze and identify the prof ...see more

Boutique Marketing Solutions

Education

Middlesex University

2017 – 2019

Activities and Societies: Volleyball team